

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2018

Steven Nell
Executive Vice President and Chief Financial Officer
BOK Financial Corporation
Bank of Oklahoma Tower
Boston Avenue at Second Street
Tulsa, OK 74192

> **Re: BOK Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed July 18, 2018**
> **File No. 333-226211**

Dear Mr. Nell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin at (202) 551-3552 with any questions.

Division of Corporation Finance
Office of Financial Services